Exhibit 99.1

iQIYI Announces Second Quarter 2020 Financial Results

BEIJING, August 13, 2020 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Total revenues were RMB7.4 billion (US$1.0 billion1), representing a 4% increase from the same period in 2019.

•	Operating loss was RMB1.3 billion (US$181.4 million) and operating loss margin was 17%, compared to operating loss of RMB1.9 billion and operating loss margin of 26% in the same period in 2019.

•

Net loss attributable to iQIYI was RMB1.4 billion (US$204.1 million), compared to net loss attributable to iQIYI of RMB2.3 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB1.96 (US$0.28), compared to diluted net loss attributable to iQIYI per ADS of RMB3.22 in the same period of 2019.

•

The number of total subscribing members was 104.9 million as of June 30, 2020, 99.4% of whom were paying subscribing members. This compares to 100.5 million of total subscribing members as of June 30, 2019, up 4% year over year.

“We delivered another quarter of growth amid the volatile environment with total revenues increasing 4% year over year,” commented Dr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “The Covid-19 pandemic greatly impacted our business during the first half of the year, resulting in unusual user behavior, fluctuating numbers, and unprecedented challenges. Nevertheless, we further secured our dominant market position bolstered by our substantial IP assets, outstanding content, and robust technology platform. We continued to be encouraged by the strong affinity users have for our original content, as well as the industry-wide support and appreciation from our content partners and advertising customers. We are confident in our ability to navigate through uncertainties and emerge from it in a strong position.”

“Our membership services revenue grew by 19% year-over-year and continued to be our largest business pillar for the second quarter. We further optimized our membership system to cater to diverse user needs by launching the S-diamond membership package.” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Our loss margin narrowed as we kept spending strategically on original content to boost in-house production capability and made wise and disciplined investment across the board. With the pandemic being contained in China and its adverse impact gradually fading away, we believe we are still well on track to achieve healthy and sustainable long-term growth.”

Footnotes:

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Second Quarter 2020 Financial Results

Total revenues reached RMB7.4 billion (US$1.0 billion), representing a 4% increase from the same period in 2019.

Membership services revenue was RMB4.0 billion (US$572.7 million), representing a 19% increase from the same period in 2019. The increase was primarily attributable to the growth in the number of subscribing members and our various operational initiatives to improve monetization.

Online advertising services revenue was RMB1.6 billion (US$224.5 million), representing a 28% decrease from the same period in 2019. The decrease was primarily due to the challenging macroeconomic environment in China.

Content distribution revenue was RMB860.6 million (US$121.8 million), representing a 66% increase from the same period in 2019. The growth was primarily attributable to the increase of high-quality content which fulfilled distribution to other platforms during the quarter.

Other revenues were RMB918.9 million (US$130.1 million), representing a 6% decrease from the same period in 2019, primarily due to the soft performance of certain business lines.

Cost of revenues was RMB6.8 billion (US$967.2 million), representing a 2% decrease from the same period in 2019. The decrease in cost of revenues was primarily due to lower bandwidth cost and the exemption of cultural business construction fee this year, partially offset by the increase of content costs. Content costs as a component of cost of revenues were RMB5.1 billion (US$726.7 million), representing a 2% increase from the same period in 2019.

Selling, general and administrative expenses were RMB1.2 billion (US$169.2 million), representing a 11% decrease from the same period in 2019. This was primarily due to less expenses for content and game promotion, as well as lower spending on offline branding activities.

Research and development expenses were RMB664.0 million (US$94.0 million), flat compared with the same period in 2019.

Operating loss was RMB1.3 billion (US$181.4 million), compared to operating loss of RMB1.9 billion in the same period in 2019. Operating loss margin was 17%, compared to operating loss margin of 26% in the same period in 2019.

Total other expense was RMB140.8 million (US$19.9 million), compared to total other expense of RMB426.7 million during the same period of 2019. The year-over-year variance was mainly due to the fluctuation of exchange rate between Renminbi and the U.S. dollar.

Loss before income taxes was RMB1.4 billion (US$201.3 million), compared to loss before income taxes of RMB2.3 billion in the same period in 2019.

Income tax expense was RMB15.9 million (US$2.3 million), compared to income tax expense of RMB5.8 million in the same period in 2019.

Net loss attributable to iQIYI was RMB1.4 billion (US$204.1 million), compared to net loss attributable to iQIYI of RMB2.3 billion in the same period in 2019. Diluted net loss attributable to iQIYI per ADS was RMB1.96 (US$0.28) for the second quarter of 2020, compared to diluted net loss attributable to iQIYI per ADS of RMB3.22 in the same period of 2019.

As of June 30, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB9.5 billion (US$1.3 billion).

Financial Guidance

For the third quarter of 2020, iQIYI expects total net revenues to be between RMB6.95 billion (US$984.1 million) and RMB7.40 billion (US$1.0 billion), representing a 6% decrease to flat year over year. This forecast reflects iQIYI’s current and preliminary view, which may be subject to change.

SEC Investigation

The SEC’s Division of Enforcement is seeking the production of certain financial and operating records dating from January 1, 2018, as well as documents related to certain acquisitions and investments that were identified in a report issued by short-seller firm Wolfpack Research in April 2020 (“Wolfpack Report”). The Company is cooperating with the SEC. We cannot predict the timing, outcome, or consequences of the SEC investigation.

In addition, shortly after the publication of the Wolfpack Report, the Company engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to the Company’s Audit Committee (“Internal Review”). These professional advisers have been examining the Company’s books and records and undertaking testing procedures that, in their judgment, are necessary and appropriate to evaluating the key allegations in the Wolfpack Report, including accounting policy analysis, data analytics on whether the Company manufactured orders and inflated revenues and/or expenses. The Internal Review is ongoing and we cannot predict the timing for completion, outcome, or consequences of the Internal Review at this time.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on August 13, 2020, U.S. Eastern Time (8:00 AM on August 14, 2020, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, participant will receive dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5968936

It will automatically direct you to the registration page of “iQIYI Second Quarter 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “5968936”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 21, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in    +61 2 8199 0299

Passcode:                         5968936

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	3,412,349	4,634,347	4,045,968	6,857,692	8,680,315
Online advertising services	2,200,682	1,536,770	1,586,083	4,320,115	3,122,853
Content distribution	517,939	602,772	860,629	985,800	1,463,401
Others	979,211	875,877	918,897	1,936,493	1,794,774

Total revenues	7,110,181	7,649,766	7,411,577	14,100,100	15,061,343

Operating costs and expenses:
Cost of revenues	(6,980,957)	(7,902,864)	(6,833,586)	(14,258,153)	(14,736,450)
Selling, general and administrative	(1,346,324)	(1,310,603)	(1,195,632)	(2,486,935)	(2,506,235)
Research and development	(654,601)	(678,135)	(664,045)	(1,252,673)	(1,342,180)

Total operating costs and expenses	(8,981,882)	(9,891,602)	(8,693,263)	(17,997,761)	(18,584,865)

Operating loss	(1,871,701)	(2,241,836)	(1,281,686)	(3,897,661)	(3,523,522)

Other expense
Interest income	130,721	56,594	44,425	195,818	101,019
Interest expenses	(247,762)	(262,030)	(265,656)	(383,009)	(527,686)
Foreign exchange (loss)/gain, net	(306,117)	(312,422)	61,199	21,918	(251,223)
Loss from equity method investments	(38,112)	(96,838)	(62,205)	(72,647)	(159,043)
Other income/(loss), net	34,593	(13,811)	81,389	22,369	67,578

Total other expense, net	(426,677)	(628,507)	(140,848)	(215,551)	(769,355)

Loss before income taxes	(2,298,378)	(2,870,343)	(1,422,534)	(4,113,212)	(4,292,877)

Income tax expense	(5,776)	(4,841)	(15,926)	(13,219)	(20,767)
Net loss	(2,304,154)	(2,875,184)	(1,438,460)	(4,126,431)	(4,313,644)

Less: Net income/(loss) attributable to noncontrolling interests	23,291	(542)	3,357	14,990	2,815

Net loss attributable to iQIYI, Inc.	(2,327,445)	(2,874,642)	(1,441,817)	(4,141,421)	(4,316,459)
Accretion of redeemable noncontrolling interests	—	(1,717)	(1,747)	—	(3,464)

Net loss attributable to ordinary shareholders	(2,327,445)	(2,876,359)	(1,443,564)	(4,141,421)	(4,319,923)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.46)	(0.56)	(0.28)	(0.81)	(0.84)
Diluted	(0.46)	(0.56)	(0.28)	(0.81)	(0.84)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(3.22)	(3.92)	(1.96)	(5.67)	(5.88)
Diluted	(3.22)	(3.92)	(1.96)	(5.67)	(5.88)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,102,652,726	5,137,428,818	5,151,499,718	5,092,895,972	5,144,464,250
Diluted	5,102,652,726	5,137,428,818	5,151,499,718	5,092,895,972	5,144,464,250

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	June 30,
	2019	2020
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5,934,742	4,280,694
Restricted cash	974,932	999,282
Short-term investments	4,579,313	4,196,237
Accounts receivable	3,627,749	3,311,635
Prepayments and other assets	3,719,228	3,613,564
Amounts due from related parties	211,993	106,665
Licensed copyrights, net	1,224,881	1,183,915

Total current assets	20,272,838	17,691,992

Non-current assets:
Fixed assets, net	1,754,367	1,660,408
Long-term investments	2,982,154	3,745,872
Deferred tax assets, net	34,916	62,748
Licensed copyrights, net	6,287,330	5,742,647
Intangible assets, net	813,960	711,855
Produced content, net	4,355,221	4,414,354
Prepayments and other assets	3,508,476	3,059,272
Operating lease assets	722,742	1,110,754
Goodwill	3,888,346	3,888,346
Amounts due from related parties	172,200	189,200

Total non-current assets	24,519,712	24,585,456

Total assets	44,792,550	42,277,448

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,212,449	7,691,757
Amounts due to related parties	1,604,258	1,628,514
Customer advances and deferred revenue	3,081,407	3,131,602
Short-term loans	2,618,170	3,614,023
Long-term loans, current portion	736,814	466,521
Operating lease liabilities, current portion	125,412	183,508
Accrued expenses and other liabilities	3,794,656	3,750,768

Total current liabilities	20,173,166	20,466,693

Non-current liabilities:
Long-term loans	880,278	886,926
Convertible senior notes	12,296,868	12,693,748
Deferred tax liabilities	30,136	527
Amounts due to related parties	1,061,883	1,020,261
Operating lease liabilities	402,732	725,501
Other non-current liabilities	232,555	223,813

Total non-current liabilities	14,904,452	15,550,776

Total liabilities	35,077,618	36,017,469

Redeemable noncontrolling interests:	101,542	105,006
Shareholders’ equity:
Class A ordinary shares	142	145
Class B ordinary shares	183	183
Additional paid-in capital	41,298,328	42,057,844
Accumulated deficit	(33,834,357)	(38,248,328)
Accumulated other comprehensive income	2,106,718	2,300,941
Non-controlling interests	42,376	44,188

Total shareholders’ equity	9,613,390	6,154,973

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	44,792,550	42,277,448

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2019	2020	2020
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities(1)	890,678	(604,269)	(1,358,278)
Net cash (used in) provided by investing activities (1, 2)	(7,836,357)	(1,609,423)	1,144,401
Net cash provided by (used in) financing activities	373,109	(79,473)	822,793
Effect of exchange rate changes on cash, cash equivalents and restricted cash	171,050	64,567	(10,016)

Net (decrease) increase in cash, cash equivalents and restricted cash	(6,401,520)	(2,228,598)	598,900
Cash, cash equivalents and restricted cash
At beginning of period	14,025,538	6,909,674	4,681,076
At end of period	7,624,018	4,681,076	5,279,976
Net cash provided by (used in) operating activities	890,678	(604,269)	(1,358,278)
Less: Capital expenditures (3)	(154,923)	(66,824)	(57,465)
Less: Acquisition of licensed copyrights (1)	(2,906,429)	—	—
Free cash flow	(2,170,674)	(671,093)	(1,415,743)

(1)

Starting from January 1, 2020, iQIYI adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

(2)

Starting from January 1, 2020, net cash used in or provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long term investments and capital expenditures.

(3)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.